Exhibit 4.21

LICENSE AGREEMENT

This license agreement (this “Agreement”) is entered into as of [Date] (the “Effective Date”) by and between Rise (Tianjin) Education Information Consulting Co., Ltd. (“Licensor”), and [●] (“Licensee”). Licensor or Licensee are referred to individually as a “Party” and, collectively, as the “Parties”.

WHEREAS, by virtue of a license agreement (as amended from time to time thereafter and certain sublicense agreements under such license agreement, if any) between Rise Education International Limited (“Rise HK”) and the Licensor as of June 28, 2019 (the “RISE License Agreement”), the Licensor has obtained certain licensed rights;

WHEREAS, the Licensee is an English language Learning Center (as defined below) in the PRC;

WHEREAS, the Licensor agrees to sub-license the relevant rights to the Licensee in accordance with the terms of this Agreement;

NOW, THEREFORE, in consideration of the mutual promises set forth herein, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	DEFINITIONS

1.1 “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means (i) the possession, directly or indirectly, of the power to direct the management or policies of a Person, whether through the ownership of voting securities, by contract relating to voting rights or corporate governance, or otherwise, or (ii) the ownership, directly or indirectly, of at least fifty percent (50%) of the voting securities or other ownership interest of a Person (or, with respect to a limited partnership or other similar entity, its general partner or controlling entity). Further, a Person will only be deemed an Affiliate hereunder for so long as such person or entity satisfies the above requirements for qualifying as an Affiliate.

1.2 “Agreement” is defined in the preamble.

1.3 “Attribution Language” means the following or reasonably similar attribution statement: “Foundational content provided by Houghton Mifflin Harcourt.”

1.4 “China” or the “PRC” means the People’s Republic of China, which, for the purpose of this Agreement, excludes Hong Kong, Macau, and Taiwan.

1.5 “Confidential Information” means any information disclosed by either Party (the “Disclosing Party”) that the Disclosing Party has either marked as confidential or proprietary, or has identified in writing as confidential or proprietary within thirty (30) days of disclosure to the other Party (the “Receiving Party”) or that would be apparent to a reasonable person familiar with the Disclosing Party’s business and the industry in which each operates to be of a confidential or proprietary nature, the maintenance of which is important to the Disclosing Party; provided, however, that information relating to or regarding a Disclosing Party’s business plans, strategies, technology, research and development, current or prospective customers, billing records, or products or services will be deemed Confidential Information of the Disclosing Party even if not so marked or identified, unless such information is the subject of any of the exceptions set forth in the following sentence. Information will not be deemed Confidential Information hereunder if such information: (a) is known to the Receiving Party prior to its receipt from the Disclosing Party, directly or indirectly from a source other than a party having an obligation of confidentiality to the Disclosing Party; (b) becomes known (independently of the disclosure by the Disclosing Party) to the Receiving Party directly or indirectly from a source other than a party having an obligation of confidentiality to the Disclosing Party; (c) becomes publicly known or otherwise ceases to be secret or confidential, except through a breach of this Agreement by the Receiving Party; or (d) is independently developed by the Receiving Party without reference to the Disclosing Party’s Confidential Information. Unless such information is the subject of any of the exceptions set forth in the immediately preceding sentence, (e) Licensee’s Confidential Information includes information received or reviewed by Licensor in exercising its audit rights (described below in Section 7.3) and (f) the source codes and associated technical files of any software included in any HMH Product, Customized Product, Rise Product, or Original Works; provided, however, that nothing in this Agreement shall prevent either Party from using and disclosing information received or reviewed by it in exercising its audit rights or for purposes of enforcing its rights under this Agreement.

1.6 “Customize(d)(ation)” means to create a Customized Product, as defined below.

1.7 “Customized Product(s)” means any products or services containing, derived from, or developed by or on behalf of Licensee, its licensors and their permitted direct or indirect sub-licensees based on, any HMH Products, including but not limited to HMH ELL Other Products Derivative Works and the material listed in Exhibit A-4 attached hereto under the heading “Customized Products”.

1.8 “Destination Marks” means any and all of the trademark registrations and applications thereof listed on Exhibit A-2 attached hereto, and any other trademarks consisting of or including the word “DESTINATION”.

1.9 “Effective Date” is defined in the preamble.

1.10 “ELL” or “English Language Learning” means studies (i.e., teaching and learning) in the English language for the primary purpose of teaching the English language to non-native English speaking students.

1.11 “ELL Field” means English Language Learning where (a) part of the instruction is received by each student while physically present in a Learning Center, (b) the instruction is in addition to a regular academic program or other traditional schooling and (c) tuition for the instruction is the responsibility of the student or the student’s parent/guardian. The ELL Field will not include the provision of ELL as part of a school curriculum.

1.12 “Excluded Third Party” means Pearson, McGraw Hill, Scholastic, K12 Inc., Scantron/Global Scholar, MacMillan, or any affiliate of any of the foregoing.

1.13 “Existing Third Party Licenses” means the agreements listed on Exhibit B attached hereto, with such terms and conditions as are in effect on the Effective Date, and shall not include any amendment, supplement, or renewal thereof that is not permitted under the Rise License Agreement.

1.14 “Existing Third Party Rights” means those rights and licenses in existence on the Effective Date granted by HMH or an Affiliate under the Existing Third Party Licenses that conflict with any rights or licenses granted to Licensor under the Rise License Agreement without any amendment, supplement, or renewal thereof other than a renewal thereof by the counterparty to an Existing Third Party License in accordance with the terms thereof in existence on the Effective Date (e.g., in the case of a right of such counterparty to renew if such counterparty has paid a required minimum royalty or otherwise met the conditions for a renewal).

1.15 “GAAP” means the Accounting Standards for Business Enterprises issued by the Ministry of Finance of the PRC.

1.16 “Golden Master(s)” means a final version of a publication, software or artwork, of a quality appropriate for mass reproduction.

1.17 “Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether central, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitral tribunal (public or private).

1.18 “HMH” means Houghton Mifflin Harcourt Publishing Company.

1.19 “HMH ELL Destination Product(s)” means only those products listed in Exhibit A-1 attached hereto under the heading “HMH ELL Destination Products”, distinguished by copyright date and International Standard Book Number (ISBN), and the pictorial works listed on Exhibit A-1 attached hereto under the heading “HMH ELL Destination Products Pictorial Works”.

1.20 “HMH ELL Other Backlist Products” means only the products that are listed in Exhibit A-1 attached hereto under the heading “HMH ELL Other Backlist Products”.

1.21 “HMH ELL Other Frontlist Product” means only the products that are listed in Exhibit A-1 attached hereto under the heading “HMH ELL Other Frontlist Products”.

1.22 “HMH ELL Other Product(s)” means, collectively, HMH ELL Other Backlist Products, HMH ELL Other Frontlist Product, and any material listed in Exhibit A-1 attached hereto, under the heading “HMH ELL Other Products”.

1.23 “HMH ELL Other Products Derivative Works” means any derivative work of any HMH ELL Other Products that is adapted for use in the ELL Field and is based on portions, but not all, of the applicable HMH ELL Other Products such that the resulting derivative work would not be a reasonable substitute for the original HMH ELL Other Product.

1.24 “HMH ELL Products” means, collectively, HMH ELL Destination Products and HMH ELL Other Products.

1.25 “HMH Products” means, collectively, HMH ELL Products.

1.26 “Learning Center” means a facility at which students are provided with academic enrichment opportunities other than a regular academic program or other traditional schooling, and/or additional activities designed to complement their regular academic program, in consideration for a fee for the services offered in these centers that is the responsibility of a student or parent, guardian or other representative of the applicable student.

1.27 “Licensed Material” means the material licensed under this Agreement, as referenced in Exhibit A attached hereto under the heading “Licensed Material”.

1.28 “Licensed Rights” means those rights licensed under this Agreement, as listed in Exhibit A attached hereto under the heading “Licensed Rights” and referenced in Section 2. In the event of any discrepancy between the Licensed Rights listed in Exhibit A and the provisions of Section 2, Exhibit A shall prevail.

1.29 “Original Works” means the original works owned by or licensed to Licensor listed in Exhibit A-4 attached hereto under the heading “Original Works”.

1.30 The terms “Party” and “Parties” are defined in the preamble.

1.31 “Person” means any individual, corporation, limited liability company, partnership, firm, joint venture, association, joint stock company, trust, unincorporated organization, Governmental Body or other entity.

1.32 “Pre-K/K Curriculum Offering” means the study (i.e., teaching and learning) of a curriculum for the pre-kindergarten grade and kindergarten grade levels where (a) part of the instruction is received by each student while physically present in a Learning Center and (b) tuition for the instruction is the responsibility of the student or the student’s parent/guardian.

1.33 “Rise Marks” means any and all of the registered trademarks listed on Exhibit A-3 attached hereto under the heading “Rise Marks”.

1.34 “RISE License Agreement” is defined in the preamble.

1.35 “Rise Products” means the products and services bearing one or more of the Rise Marks.

1.36 “Royalties” means the royalties as defined in Schedule 1, as amended from time to time by the Parties.

1.37 “Sales” means gross sales recognized in accordance with GAAP.

1.38 “Sell-Off Rights” is defined in Section 11.2.

1.39 “Software” means the materials listed on Exhibit A-1 attached hereto under the heading “Software”.

1.40 “Territory” means only the geographic area named under the heading “Territory” in Exhibit A attached hereto.

1.41 “Term” is defined in Section 10 below.

1.42 “Third Party” means any Person other than Licensor, Licensee or an Affiliate of any Party.

2.	LICENSED RIGHTS

2.1	Reservation of Rights.

(a)

Licensee shall have only those rights that are expressly granted herein, subject to the terms and conditions of this Agreement and the rights and limitations under the Rise License Agreement. All other rights are expressly reserved by Licensor and its licensors (including HMH);

(b)

Except as expressly provided herein, Licensee shall not copy, modify, reproduce, display, decompile, store, translate, sell, lease or otherwise transfer, distribute or use the Licensed Material without Licensor’s express prior written consent;

(c)

Licensee hereby acknowledges and agrees that: (i) Licensor and its licensors (including HMH) has all rights, title and interest in and to all intellectual property rights in and to their respective Licensed Material (ii) Licensee will not acquire any right, title or interest in or to any intellectual property rights in and to the Licensed Material, by implication, estoppel or otherwise, other than the express license rights granted pursuant to this Agreement.

2.2 Rights Granted to Licensee. Subject to the terms and conditions of this Agreement, and to the Existing Third Party Rights, Licensor hereby grants to the Licensee those Licensed Rights listed in Exhibit A attached hereto.

2.3 No Sub-Licensing. Licensee may not sublicense the rights under this Agreement to any Person (except for distributing Software by virtue of Section 2.2).

2.4 Expenses. Licensee will bear all costs and expenses of manufacturing, marketing and distributing the Customized Products.

3.	ROYALTIES

3.1 Payment of Royalties. In consideration for the Licensed Rights and other rights granted to Licensee under this Agreement, Licensee shall pay to Licensor the Royalties (inclusive of taxes) in accordance with Schedule 1. Licensor will have the right to waive, in part or in whole, any Royalty payment in its sole discretion upon written notice to Licensee.

3.2 Interest. Any Royalty payment due and payable but that has not been paid to Licensor when due for any reason will accrue until paid, and such accrued Royalty payment will be subject to an interest charge. The interest will accrue and be compounded daily beginning on the day immediately following the day on which such Royalty payment is due and continuing until the date on which such Royalty payment is made. The rate of such interest shall be five percent (5%) per annum. Licensor will have the right to waive, in part or in whole, any interest accrued on any outstanding Royalty payment or interest charged in its sole discretion upon written notice to Licensee.

3.3 Adjustment. The Parties agree that Licensor will have the right to review the adequacy of the Royalties at the end of each calendar year during the term of this Agreement (or more frequently as commercially reasonable as determined by Licensor) and adjust the Royalties payable under Section 3.1 above, subject to changes in market conditions, upon written notice to Licensee.

4.	COPYRIGHT AND TRADEMARK NOTICES AND TITLE.

4.1 Standards. Licensee’s utilization in any way of the rights granted pursuant to this Agreement is subject to Licensor’s and its Licensor’s standards as set forth herein and as may from time to time be communicated to Licensee.

4.2 Proprietary Rights Notices. Any sale of a Customized Product shall include the copyright, trademark and other proprietary rights notices as are contained on the Golden Masters of such Customized Product (including the documentation) or as may be specified from time to time by Licensor.

4.3 Title to Products. The Licensee shall acquire no right, title or interest in or to the Licensed Material; Licensor shall retain all rights, title and interest in and to the Customized Products, including all related intellectual property rights to the Customized Products. Licensee shall not reverse engineer or decompile any of the Licensed Material.

4.4 Work Made under Entrustment; Assignment of Intellectual Property Rights. Licensee acknowledges that it has no authority to develop derivative works of the Licensed Material or any Customized Products. However, in the event of Licensee developing Customized Products, subject to Section 4.3, each Customized Product shall be deemed to be a “work made under entrustment” for Licensor within the meaning of the applicable PRC laws, and shall be the exclusive property of Licensor. To the extent any Customized Product is not eligible to be a “work made under entrustment” or Licensee retains any right, title and interest in and to the Customized Products, Licensee hereby irrevocably assigns to Licensor all of Licensee’s right, title and interest therein and thereto. Upon Licensor’s request, Licensee will execute and deliver any other documents reasonably requested by Licensor and do all things that Licensor reasonably deems necessary or desirable in order to consummate and record such assignment or as required in the future to ensure the continued ownership by Licensor of all Customized Products. Licensor hereby grants a license to Licensee of Customized Products and related materials under the same terms and conditions (including restrictions of the field and the Territory) as the Licensed Rights granted in Section 2.2 of Customized Products. Licensor is a third-party beneficiary of the aforementioned Section, with full power and authority to enforce it.

5.	QUALITY CONTROL

5.1 Standards. Licensee hereby acknowledges the importance to Licensor and its licensors (including HMH) of their reputations and goodwill and the concomitant importance of maintaining high standards of quality in their respective Destination Marks, the Houghton Mifflin Harcourt brand, Rise Marks, the Rise brand, and producing, distributing and selling the HMH Products, Customized Products and Rise Products. Licensee shall have any and all products and services offered and otherwise commercially exploited under the licenses pursuant to this Agreement (i) at the highest level of quality reasonably marketable, but in any event will not be required to exercise levels of quality in excess of those used by Licensor and its licensors (including HMH) in connection with similar works and (ii) in a manner that is reasonably expected to maintain or enhance the value and reputation of the applicable trademark or brand of Licensor and its licensors (including HMH).

5.2 Approval. In connection with Licensee’s exercise of rights pursuant to this Agreement, Licensee shall provide, for Licensor’s approval, samples of each category of proposed use (including, without limitation, any material deviation from a previously approved category of use) of any Destination Mark, the Houghton Mifflin Harcourt brand, Rise Mark or Rise brand no later than 45 days prior to the proposed use thereof. Licensor shall notify Licensee of its approval, or, if applicable, its basis for non-approval, within 45 days after receipt of the samples described above. Upon approval of a proposed category of use, Licensee may continue to use the applicable trademarks or brands in such manner unless and until the applicable products or services on or in connection with which Licensee uses the applicable trademarks or brands or the proposed use of the applicable trademarks or brands does not continue to meet the above-described quality requirement.

5.3 Quality Control Covenants. Licensee undertakes not to commit, or omit, any act or pursue any course of conduct which is reasonably likely to:

(a)

bring any of the Destination Marks, the Houghton Mifflin Harcourt brand, the HMH Products, HMH, the Customized Products, the Rise Marks, the Rise brand, the Rise Products, the Original Works, Rise HK or Licensor into disrepute;

(b)

damage the goodwill or reputation attaching to any of the Destination Marks, the Houghton Mifflin Harcourt brand, the HMH Products, HMH, the Customized Products, the Rise Marks, the Rise brand, the Rise Products, the Original Works, Rise HK or Licensor;

(c)

prejudice the validity or enforceability of any of the Destination Marks, the Houghton Mifflin Harcourt brand, the HMH Products, the Customized Products, the Rise Marks, the Rise brand, the Rise Products or the Original Works; or

(d)

dilute or reduce the value of any of the Destination Marks, the Houghton Mifflin Harcourt brand, the HMH Products, HMH, the Customized Products, the Rise Marks, the Rise brand, the Rise Products, the Original Works or any registrations thereof.

5.4 Copyright Covenants. Licensee will comply with applicable copyrights laws and regulations of the PRC, in relation to any and all derivative works of any HMH Products, including the inclusion of any required notices, and shall take whatever steps that are reasonably necessary to protect each such derivative work, including any action required under the PRC laws and regulations.

5.5 Trademark Covenants. All use of the Destination Marks and the Houghton Mifflin Harcourt brand by Licensee shall inure to the benefit of HMH. All use of the Rise Marks and the Rise brands shall inure to the benefit of the owner of the Rise Marks. Licensee will not: (a) use any of the Destination Marks, the Houghton Mifflin Harcourt brand, the Rise Marks or the Rise brand outside of the ELL Field or the Territory, (b) register any confusingly similar trademarks or service marks to any of the Destination Marks, the Houghton Mifflin Harcourt brand, the Rise Marks or the Rise brand, (c) take any action intended to interfere with HMH’s use or registration of any of the Destination Marks, Harcourt Mark or the Houghton Mifflin Harcourt brand, or Licensor’s use or registration of any of the Rise Marks or the Rise brand, or (d) take any action that would be the proximate cause of devaluing, disparaging or otherwise harming the value or goodwill of any of the Destination Marks, the Houghton Mifflin Harcourt brand, the Rise Marks and the Rise brand.

6.	UNDERTAKINGS OF THE PARTIES

6.1 Marketing of the Products. Subject to the terms of this Agreement, Licensee shall use its best efforts to promote and sell the ELL services described in Section 3 of Exhibit A attached hereto based on the rights granted to it under this Agreement and to develop and maintain market demands for such services. In this regard, Licensee shall deliver to Licensor a detailed annual marketing plan for the Customized Products during the term of this Agreement.

6.2 Conduct of Business. Licensee shall conduct its business in a manner that will reflect favorably at all times on the Licensed Material and the good name, goodwill and reputation of Licensor and its licensors (including HMH), and shall avoid deceptive, misleading or unethical practices or advertisements that are or might be detrimental to Licensor and its licensors (including HMH), the Licensed Material, or the public. Licensee will not publish or employ, or cooperate in the publication or employment of, any misleading or deceptive advertising materials.

6.3 Compliance with Laws. Licensee will comply with the applicable laws and regulations of the PRC, including, but not limited to, all laws and regulations governing product warranties.

6.4 Support. Licensor’s only obligation to provide technical support shall be to Licensee directly and not to any Third Party.

6.5 Materials

(a)

Unless otherwise agreed, Licensor will deliver to Licensee, according to a schedule agreed upon by the Parties, the Licensed Material, together with such information and documentation as Licensee may reasonably require in order for it to use the Licensed Material for manufacture and/or distribution and providing services pursuant to the provisions of this Agreement.

(b)

Licensee shall provide written notices to all of its employees and others who use the HMH Product for distribution and provision of services that the HMH Products are owned by HMH and subject to the terms and conditions, including all restrictions, of this Agreement.

(c)

Except for the trademarks licensed or permitted to be used pursuant to this Agreement, Licensee will remove all trademarks, service marks or other brands owned by HMH or any affiliate of HMH from HMH ELL Products before displaying, performing, publishing, distributing or otherwise making commercially available any such HMH ELL Products.

7.	CONFIDENTIALITY OF INFORMATION AND MATERIAL

Licensee acknowledges that, in connection with the negotiation of and the transactions contemplated by this Agreement, it will obtain access to the Confidential Information of Licensor and HMH. Licensee shall hold in strict confidence and shall not disclose to others or use, either before or after termination or expiration of this Agreement, the terms of this Agreement or any Confidential Information, including but not limited to computer source codes, except to the extent such disclosure or use is reasonably required to perform Licensee’s obligations or exercise or enforce its rights under this Agreement or comply with applicable law. Licensee will treat, and will cause its Affiliates and its and their respective representatives to treat, such Confidential Information confidential, using the same degree of care as Licensee normally employs to safeguard its own confidential information from unauthorized use or disclosure, but in no event less than a reasonable degree of care. Licensee shall, upon termination or expiration of this Agreement, without request, deliver to Licensor any and all drawings, notes, documents and materials (including Licensed Materials) received from Licensor, without charge to Licensor.

8.	REPRESENTATIONS AND WARRANTIES

8.1 Licensor. Licensor represents and warrants that (i) Licensor owns all necessary rights, or has obtained necessary rights, pursuant to the Rise License Agreement and other license or sublicense agreements, to the Licensed Material; (ii) Licensor has the full power and authority to enter into this Agreement, all subject to revisions to rights granted to Licensor for Third Party intellectual properties, where applicable.

8.2 EXCEPT AS SET FORTH IN THIS SECTION, LICENSOR AND ITS LICENSORS (INCLUDING HMH) MAKE NO REPRESENTATION OR WARRANTY WITH RESPECT TO ANY PRODUCT OR THE RELATED DOCUMENTATION AND TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, THE PRODUCTS ARE DELIVERED “AS IS”. THE WARRANTY STATED HEREIN IS EXPRESSLY IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY EXPRESS OR IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND SUCH WARRANTY CONSTITUTES THE ONLY WARRANTY MADE BY LICENSOR WITH RESPECT TO THIS AGREEMENT OR THE PRODUCTS, ARTICLES, MATERIALS, REPLACEMENT PARTS OR SERVICES TO BE SUPPLIED HEREBY.

8.3 Licensee

(a)

Licensee represents and warrants that Licensee has full power and authority to enter into this Agreement and that it will comply with all applicable laws in manufacturing, marketing and distributing products based on the Licensed Material.

(b)

Licensee represents and warrants that it has not been finally adjudged by a court of competent jurisdiction in the last five (5) years to be liable for willful copyright infringement or its substantial equivalent under foreign law.

(c)

Licensee represents and warrants that Licensee’s exploitation of the Licensed Rights would not, to Licensee’s actual knowledge after reasonable inquiry, cause HMH to be in violation of applicable export laws.

(d)

Licensee represents, warrants and covenants that it will not assign or transfer any rights or obligations under this Agreement to any party who has been finally adjudged by a court of competent jurisdiction in the last five (5) years to be liable for willful copyright infringement or its substantial equivalent under foreign law.

(e)	Licensee represents, warrants and covenants that it will not assign or transfer any rights or obligations under this Agreement to any Excluded Third Party.

(f)

Licensee represents, warrants and covenants that it will not assign or transfer any rights or obligations under this Agreement to any party where the grant or exploitation of such rights or obligations would, to Licensee’s actual knowledge after reasonable inquiry, cause HMH to be in violation of applicable export laws.

9.	INDEMNIFICATION

9.1 Licensor Indemnity

(a)

Licensor shall indemnify, defend and hold Licensee harmless from and against all claims, suits, demands, actions and proceedings, judgments, penalties, damages, costs and expenses (including reasonable legal fees and costs), losses or liabilities (“Damages”) arising out of a claim that any Damages incurred by Licensee resulting from a breach by Licensor of any representation, warranty or other provision of this Agreement, and Licensor will pay the costs and damages finally awarded in any suit or proceeding.

(b)

Licensor shall not be obligated to defend or be liable for costs and/or damages under this Section 9 if the alleged infringement arises out of or is in any manner attributable to any modification of any Licensed Material by Licensee.

9.2 Licensee Indemnity. Licensee shall indemnify and hold Licensor and its licensors (including HMH) harmless from and against all Damages which may arise or result (a) from the marketing or distribution by Licensee of the Customized Products, (b) from any Damages incurred by Licensor as a result of any sale of any Customized Product outside of the geographic scope and outside the scope of the rights granted pursuant to this Agreement, and (c) from any Damages incurred by Licensor resulting from a breach by Licensee of any representation, warranty or other provision of this Agreement.

9.3 Claims. With respect to any claims falling within the scope of the foregoing indemnifications: (a) each Party agrees to notify the other Party promptly and keep the other Party fully advised of such claims and the progress of any suits in which the other Party is not participating; (b) Licensor shall have the right to assume, at its expense, the defense of a claim or suit made or filed against Licensee by a party other than Licensor; and (c) if Licensor does not represent Licensee in any claim or suit for which Licensor is obligated to indemnify Licensee pursuant to Section 9.1, Licensor shall pay Licensee’s reasonable and documented legal costs and expenses in defense of such a claim. Licensee shall not settle such claim or suit without the prior written approval of Licensor, which approval will not be unreasonably withheld or delayed.

9.4 LIMITATION OF LIABILITY. NEITHER PARTY NOR LICENSOR’S LICENSORS (INCLUDING HMH) SHALL BE LIABLE TO ANY PARTY HERETO FOR LOST PROFITS, LOSS OF DATA OR ANY COLLATERAL, INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES OF ANY KIND WITH RESPECT TO THIS AGREEMENT.

10.	TERM OF AGREEMENT; RENEWAL

Unless earlier terminated pursuant to this Agreement, the term of this Agreement will commence on the Effective Date and continue for five (5) years. This Agreement will be renewed automatically for successive five (5)-year periods, unless both Parties agree to terminate it in writing (the initial term and all renewal terms, collectively, the “Term”).

11.	TERMINATION

11.1 Termination for Cause. Either Party may terminate this Agreement for cause as follows:

(a)

Bankruptcy. Either Party may immediately terminate this Agreement upon written notice to the other Party in the event that proceedings in bankruptcy or insolvency are instituted by or against the other Party, or a receiver is appointed, or if any substantial part of the assets of the other Party is the object of attachment, sequestration or other type of comparable proceeding, and such proceeding is not vacated or terminated within sixty (60) days after its commencement or institution.

(b)

Material Breach. Either Party may terminate this Agreement if the other Party commits a material breach of any of the terms or provisions of this Agreement and does not cure such breach within thirty (30) days after receipt of written notice of said material breach given by the non-defaulting Party.

(c)

Termination for Cessation of Business. Upon not less than thirty (30) days prior written notice, Licensor may terminate this Agreement if Licensee ceases to carry on its business or substantially all of its business, and the rights granted to Licensee hereunder cease to be utilized, unless a successor or assign of Licensee has succeeded to, and is conducting the business or substantially all of the business of, Licensee. Licensee shall have the right to recommence its business or substantially all of its business within such thirty (30)-day period, and, if Licensee so recommences its business, such termination shall not occur.

11.2 Rights upon Termination. Upon the termination of this Agreement for any reason, Licensee shall return or destroy Licensor’s and HMH’s Confidential Information provided hereunder, and Licensee will return to Licensor all of the Licensed Material. So long as termination was not due to breach of this Agreement by Licensee, Licensee will have the right for a period of five (5) years following any such termination to sell its remaining inventory of print publications produced under the license rights set forth hereunder prior to the date of termination (the “Sell-Off Rights”); provided that Licensee will discontinue all sales of all such products and any derivative works thereof immediately upon the expiration of the Sell-Off Rights. Except as otherwise expressly provided in this section, no consideration, or indemnity shall be payable to the Licensee either for loss of profit, goodwill, creation of clientele or other like or unlike items, nor for advertising costs, costs of samples or supplies, termination of employees, employees’ salaries and other like or unlike items.

11.3 Survival of Terms. Sections 1, 4.3, 4.4, 5.5, 7, 8, 9, 11.2, 11.3, 12 and 14 of this Agreement shall survive the termination of this Agreement.

12.	BOOKKEEPING OBLIGATIONS AND INSPECTION RIGHTS

12.1 Licensee shall, upon Licensor’s request or at least annually, report to Licensor the following: (i) a list of all of the Licensed Material that has been used in any products or services sold by Licensee, including details regarding which entity used each such Licensed Material and how such Licensed Material was used; and (ii) a detailed revenue report showing the Sales of Licensee and a full breakdown of its sales revenues for the Licensed Material and any products/services derived therefrom, by product. Licensee will also notify Licensor in writing when it and each of its sub-licensees commences using any Licensed Material that has not been previously used by the applicable entity; such notice to be delivered within 30 days after the applicable use.

12.2 Licensee shall maintain true and complete books of account at its principle place of business containing an accurate record of all data necessary to substantiate compliance with this Agreement by Licensee. Licensor and its designees, including HMH, shall have the right to examine, inspect, copy and audit such books at all reasonable times (but not more than once in each calendar year nor for a period within five (5) years after the period being audited) for the purpose of verifying the accuracy of the reports and computation rendered by Licensee. Upon reasonable advance notice, such examination shall be made during normal business hours at the principle place of business of Licensee.

12.3 Notwithstanding the foregoing, in the event that a material breach of this Agreement is found in the applicable audit, in addition to any and all other rights and remedies that Licensor may have, (a) Licensor will be entitled to an additional audit in the applicable calendar year and (b) the cost of such audit will be borne by the Licensee.

12.4 Before the 10th of each month, Licensee shall provide Licensor with student enrollment data for “Rise Subject English” courses for the preceding month.

13.	ASSIGNMENT

This Agreement or any part thereof may not be assigned or transferred by Licensee without the prior written consent of Licensor. Notwithstanding anything herein to the contrary, without the prior written consent of Licensor, Licensee may not assign or transfer this Agreement to any Excluded Third Party or to any Third Party that has been finally adjudged by a court of competent jurisdiction in the last five (5) years to be liable for willful copyright infringement or its substantial equivalent under foreign law. Licensor may assign or transfer its rights and obligations under this Agreement upon prior written notice to Licensee. Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

14.	MISCELLANEOUS

14.1 Entire Agreement. This Agreement contains the entire understanding of the Parties hereto relating to the Licensed Rights, supersedes any prior written or oral agreement or understanding, including any sub-licenses existing at the time of the execution of this Agreement, between the Parties with respect to the Licensed Rights, and may not be amended or terminated verbally. This Agreement may be amended only by a writing signed by the Parties hereto.

14.2 Enforceability. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision of this Agreement.

14.3 Successors. All rights and obligations arising out of this Agreement shall inure to the benefit of, and be binding on and enforceable by, the Parties and their respective successors and permitted assigns.

14.4 Currency. All references to currency herein are to the Renminbi.

14.5 Dispute Resolution. The Parties shall seek to resolve all the disputes, claims or controversies arising from or in connection with this Agreement through friendly consultation. In the event that any dispute cannot be resolved through such consultation, such dispute shall be submitted to the Beijing Arbitration Commission (“BAC”) for arbitration pursuant to the then effective arbitration procedures and rules of BAC. The arbitral award shall be final and binding upon the Parties.

14.6 Notices. All notices or other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered as properly given or made (a) when received, if hand delivered, sent by facsimile transmission (the receipt of which is confirmed) or sent by express overnight courier service, or (b) two (2) business days after deposit in the mail if mailed by regular mail (postage prepaid).

The address of each Party for notice purposes shall be as follows:

if to Licensor, to:

Rise (Tianjin) Education Information Consulting Co., Ltd.

Room C209, C210, C213, C214, C217 and C218, 2/F, Building 1, No.8 Huanhe West Road,

Airport Economic Zone, Tianjin, PRC

Attention: SUN Yiding

if to Licensee, to:

[Name]

[Address]

Attention: [●]

or to such other address as any such Party may have designated by like notice forwarded to the other Party hereto.

14.7 Affiliates. The rights granted to Licensor under this Agreement shall be deemed to include all Affiliates of Licensor.

14.8 Press Releases. Licensee shall not make any public announcement or issue any press release relating to this Agreement or the services to be provided in connection therewith without the prior written consent of Licensor.

14.9 Third-Party Beneficiary. HMH is a third-party beneficiary to this Agreement, with full power and authority to enforce its terms and conditions against the Licensee, but only in connection with the protection of its interests in the HMH Products, Destination Marks and Attribution Language. In connection with such enforcement, Licensee consents to the exclusive jurisdiction of the state and federal courts in the State of New York, United States of America.

14.10 Registration/Recordation and Submission of Agreement. Subject to the provisions herein and notwithstanding anything to the contrary in Section 7, in the event that a Party is required to disclose this Agreement (or any portion of this Agreement) to a Governmental Body under applicable laws or as reasonably necessary for enabling payments between the Parties under applicable laws, such Party shall provide prior written notice to the other Party of such disclosure requirement, and the Parties shall cooperate in good faith to prepare and execute an abbreviated license agreement in form and substance reasonably acceptable to both Parties, solely for purposes of such disclosure, and any other documents in connection with such disclosure required by such Governmental Body, and submit to such Governmental Body such abbreviated license agreement along with such documents required by such Governmental Body. Notwithstanding the existence of any such executed abbreviated license agreement or other document, the terms and conditions of this Agreement shall control in all respects in the event of any conflicting terms and conditions or dispute regarding the interpretation, applicability or enforcement of such abbreviated license agreement or other document.

15.	COUNTERPARTS

This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original, and such counterparts will together constitute one and the same instrument. A facsimile or e-mail transmission of an executed counterpart signature page will be deemed an original.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the Effective Date.

Rise (Tianjin) Education Information Consulting Co., Ltd.	[●]
(Corporate Seal)	(Seal)

Date: [●]	Date: [●]

SCHEDULE 1

1. Royalties. During the term of this Agreement, Licensee shall pay to Licensor a percentage (as agreed upon between both Parties) of Licensee’s revenues on a quarterly basis as Royalties (“Royalties”). The specific percentage will be agreed upon consultation between the Parties and set forth in a letter of confirmation in the form of Annex 1-1.

The Royalties shall be paid on a quarterly basis. Licensee shall pay the Royalties for the preceding quarter in accordance with a written payment instruction of Licensor during each quarter.

Annex 1-1 – Form of the Letter of Confirmation on the Amount of Royalties

Letter of Confirmation on the Amount of Royalties

Reference is made to the License Agreement (the “Agreement”), dated as of [Date] by and between Rise (Tianjin) Education Information Consulting Co., Ltd. (“Licensor”) and [●] (“Licensee”). Pursuant to Section 3 and Schedule 1 of the Agreement, Licensor and Licensee hereby agree that the amount of the Royalties for the [●] quarter of 20[●] shall be set at [●]% of the revenues booked by Licensee during the quarter, amounting to RMB[●] ([●] [in letters]).

The above-referenced Royalties shall be paid by Licensee to the account designated by Licensor not later than [Date] in accordance with a written payment instruction of Licensor.

Rise (Tianjin) Education Information Consulting Co., Ltd.	[●]
(Corporate Seal)	(Seal)

[Date]

Exhibit A

1.	Territory: PRC

2.	Licensed Material:

a.	HMH Products

b.	Software

c.	Destination Marks

d.	Attribution Language

e.	Rise Products

f.	Rise Marks

g.	Customized Products

h.	Original Works

3.	Licensed Rights:

Licensor hereby grants Licensee the rights set forth in Sections 3(a)-(i) below, subject to the restrictions set forth in this Agreement and Section 3(j) below:

(a)	use, display, perform, promote, distribute and sell the HMH ELL Destination Products as a non-exclusive, royalty-bearing license as part of the English Language Learning services in the Territory;

(b)

use, display, perform, promote, distribute and sell the HMH ELL Other Products (limited to those included in any derivative works of the HMH ELL Other Products) as a non-exclusive, royalty-bearing license as part of the English Language Learning services in the Territory;

(c)

in the exercise of the above license rights, offer Pre-K/K Curriculums to the Learning Centers as a non-exclusive license of the ELL services available at such Learning Centers. Such Pre-K/K Curriculums may be used or otherwise embedded in (without changing its form, that is, without creating a derivative product prior to using such HMH Products) related license (clearly identified related HMH Products) without quantitative limitations, provided that such Pre-K/K Curriculums are presented in English.

(d)

a non-exclusive, royalty-bearing license to display, implement and distribute any Software (in object code form) and related end-user documentation that is solely or as part of other Software products in the ELL Field in the Territory for the sole purpose of using the HMH ELL Products and HMH ELL Other Products pursuant to Sections 3(a)-(c) above.

(e)	a non-exclusive, royalty-bearing license to use Destination Marks in promoting or marketing any product or service in ELL Field in the Territory.

(f)

non-exclusive, royalty-bearing rights to use Attribution Language in advertising and promoting any of the following products or services in ELL Field in the Territory before October 4, 2021: more than 50% of the contents of the products or services are sourced from HMH ELL Products, measured by a single book, in terms of curriculums or pages.

(g)	a non-exclusive, royalty-bearing license to use, display, perform, publish, distribute or sell Rise Marks in ELL Field in the Territory.

(h)	a non-exclusive, royalty-bearing license to use, display, perform, publish, distribute or sell Customized Products as ELL services in ELL Field in the Territory.

(i)	a non-exclusive, royalty-bearing license to use, display, perform, publish, distribute or sell Original Works as ELL services in ELL Field in the Territory.

(j)	other Limitations:

(i)	Licensee shall have only those rights that are expressly granted herein, subject to the terms and conditions of this Agreement. All other rights are expressly reserved by Licensor and/or HMH.

(ii)	All rights granted herein are subject to the rights and limitations of the Rise License Agreement.

(iii)

All rights granted herein are subject to an existing prior license granted to Reader China Group Ltd. with respect to the operation of a Learning Center in the Territory, that is, the Existing Third Party Rights in Section 2.2.

(iv)

Licensee may view, use and/or otherwise make use of up to one-third (1/3) of any HMH ELL Other Frontlist Product (measured by title, hour, grade level and curriculum type) to promote or develop any of Licensee’s ELL Curriculums.

(v)

Promoting or Marketing of School Products. Licensee will not promote or market any of its products or services as part of any school products or services in exercising its license rights described above in Section 3(a)-(i).

(vi)	Use of HMH Property. Licensee shall not use or exploit any HMH Products or any Destination Marks in any manner exceeding the scope of the foregoing license granted.

(vii)

Online Use; Protection of HMH Products. If Licensee makes available any part of any HMH Product over the internet or other electronic network, Licensee will, to the extent commercially reasonable, use reasonable technology to prevent persons or residents outside the Territory from obtaining such HMH Product. The Licensee will use reasonable efforts to prevent any unauthorized access to or use of HMH Products, and in no event will provide less protection to HMH Products than its own protection to safeguard its own content, technology and intellectual property rights. Such reasonable efforts may include, without limitation, technology such as password protection, closing the right-click reproduction function, and other measures that appropriately protect the relevant HMH Products.

(viii)

In accordance with the rights and limitations in the Territory set forth above in Sub-sections (a)-(i), Licensee may provide products and services for profit pursuant to this Agreement only to students who live or are actually located in the Territory.

(ix)

Licensee shall comply with Licensor’s instructions and requirements, provide curriculums in accordance with law, assume the sole responsibility for its profits or losses, conduct business activities, earn income and pay Royalties to Licensor in accordance with this Agreement. During the term of this Agreement, Licensor shall have the right to amend or develop rules and regulations with respect to “Rise Subject English” at any time. Such rules and regulations, upon effectiveness, shall be binding on Licensee from the date on which they are delivered to Licensee by mail or facsimile.